SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s second quarter of
2015 financial and operating report

Mexico City, July 16, 2015 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2015.

We ended June with 367.7 million access lines, 1.4% more than a year before. This figure includes 288.8 million wireless subscribers, 34.6 million landlines, 22.8 million broadband accesses and 21.5 million PayTV units.

Our wireless subscriber base was up 0.8% year-on-year, even after net disconnections of 850 thousand wireless subscribers. Our fixed RGUs have increased 3.7% annually, and have been particularly strong in Colombia, Ecuador, Peru and the Central America-Caribbean block.

América Móvil consolidated revenues totaled 220 billion pesos in the second quarter and EBITDA was 68.3 billion pesos. The EBITDA margin declined from 32.6% to 31.1%. At constant exchange rates service revenues were slightly down in the period, -0.5%, while EBITDA came down by 3.1%.

Our operating profits reached 36.3 billion pesos and were up 2.2% from the year-earlier quarter. Depreciation and amortization charges were down 11.9% year-on-year, due to an impairment registered by Telekom Austria last year.

Our comprehensive financing costs, 11.0 billion pesos, were down 23.9% from the year before. Our net profit totaled 14.0 billion pesos. It was equivalent to 21 peso cents per share or 27 dollar cents per ADR.

Net debt increased 6.8 billion pesos from December. This figure reflects the reclassification in May of our investment in KPN from a long-term investment valued at cost to an “available for sale” asset valued also at cost. As such, the shares are now included in the cash and securities item line, which is deducted from gross debt to come up with the net debt figure. The net debt to EBITDA ratio stood at 1.77 times at the end of June.

In the first half of the year capital expenditures reached 70.9 billion pesos and our share buy-backs 23.1 billion.

América Móvil Fundamentals (IFRS)
	2Q15	2Q14	Var. %
EPS (Mex$) (1)	0.21	0.24	-13.1%
Earning per ADR (US$) (2)	0.27	0.37	-26.2%
Net Income (millions of Mex$)	14,048	16,721	-16.0%
Average Shares Outstanding (billion) (3)	67.11	69.45	-3.4%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011

Relevant Events

On May 20th we placed a €3 billion bond exchangeable into ordinary shares of KPN. The bond has a maturity of 5 years and bears no interest. The strike price for the KPN shares is 45% above the reference price of €3.3798 per KPN share. The underlying shares are approximately 612.2 million, roughly 14.3% of the outstanding KPN shares. Upon redemption at maturity or at the time investors exercise their option, AMX may elect to settle in cash, deliver the underlying KPN shares or a combination of both.

On July 15th, we successfully launched our new satellite Star One C4 in the Kourou Space Center in French Guiana. This satellite, our eighth one, has 48 transponders in the Band KU for television and other telecommunication services, and its shadow covers the Americas from the United States to Tierra del Fuego in Argentina.

Access Lines

We ended June with 367.7 million access lines, 1.4% more than a year before. This figure includes 288.8 million wireless subscribers, 34.6 million landlines, 22.8 million broadband accesses and 21.5 million PayTV units.

We continued to adjust the wireless subscriber count across our operations to meet our corporate churn policies. Our subscriber base came down 0.2% as compared to the close of 2014 while our fixed RGUs increased 0.6%, with important increases in Colombia, Ecuador, Peru and in the Central America-Caribbean block.

Brazil is our largest operation in terms of access lines with 107.7 million, 30% of our base, followed by Mexico with just over 94.2 million lines or 26%.

América Móvil’s Subsidiaries as of June 2015
Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	98.7%	Global Consolidation Method
	Sección Amarilla (1)	other	98.4%	Global Consolidation Method
	Telvista	other	89.4%	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.7%	Global Consolidation Method
Brazil	Claro (2)	wireless/wireline	96.1%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	98.4%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless/wireline	100.0%	Global Consolidation Method
Paraguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
Peru	Claro	wireless/wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
USA	TracFone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	21.1%	Equity Method (3)
Austria	Telekom Austria	wireless/wireline	59.7%	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.79%.

(2) On December 31, 2014, Embratel and Net merged into Claro of which América Móvil owns 78.23% through Telmex Internacional and 16.70% through Sercotel. As of February 2nd, reflects the acquisition of minority shareholders.

(3) Until April 30th; it is now available for sale.

Wireless Subscribers

Our total subscriber base finished June with 288.8 million clients after net disconnections of 850 thousand subs in the quarter, including 739 thousand subs in Brazil, 582 thousand in Ecuador, 464 thousand in Colombia and 298 thousand in Argentina. On the other hand, Mexico contributed with 559 thousand net gains, the Central America-Caribbean block with 448 new subs and Chile with 151 thousand net additions.

Our wireless postpaid base grew 5.0% in annual terms reaching a total of 60.7 million subscribers. We added 608 thousand contract clients in the quarter of which 293 thousand came from Mexico.

In relative terms, Chile, Brazil and the Central America-Caribbean block exhibited the highest growth rate, 3.9%, 3.5% and 3.3%, respectively.

Half of our subscriber base is split between Mexico and Brazil. Colombia represents 10% of our subs followed by TracFone in the US with 9%. Altogether, our operations in the Argentinean block represent approximately 8%, while those in Europe and the ones in the Central America-Caribbean block each account for 7%.

Wireless Subscribers as of June 2015
	Total(1) (Thousands)
Country	Jun'15	Mar'15	Var.%	Jun'14	Var.%
Argentina, Paraguay and Uruguay	21,661	21,900	-1.1%	21,903	-1.1%
Austria & CEE	20,005	19,994	0.1%	19,878	0.6%
Brazil	71,202	71,942	-1.0%	68,776	3.5%
Central America* & Caribbean	19,914	19,465	2.3%	20,034	-0.6%
Chile	6,005	5,854	2.6%	5,781	3.9%
Colombia	29,370	29,834	-1.6%	29,109	0.9%
Ecuador	9,923	10,505	-5.5%	12,226	-18.8%
Mexico	72,633	72,074	0.8%	71,282	1.9%
Peru	12,370	12,390	-0.2%	12,086	2.4%
USA	25,713	25,688	0.1%	25,519	0.8%
Total Wireless Lines	288,796	289,646	-0.3%	286,593	0.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

At the end of June we had 78.9 million RGUs, 3.7% more than in the same period of 2014. We added 530 thousand net RGUs in the quarter, including 138 thousand landlines and 435 thousand broadband accesses. The fixed broadband base increased 5.2% over the year and the number of fixed lines rose 2.8%. We disconnected 112 thousand DTH PayTV units in Brazil, yet, our total base increased by 3.6% in annual terms.

Altogether, our operations in South America posted an annual growth of 6.4%, with Colombia growing 10.6% and, although from a small base, Peru and Ecuador rising 12.4% and 10.7% respectively.

Brazil concentrates nearly half of our fixed RGUs, 46%, Mexico accounts for 27%, Colombia 7%, and both Central America and Europe approximately 6%.

Fixed-Line and Other Accesses (RGUs) as of June 2015
	Total (Thousands)
Country	Jun'15	Mar'15	Var.%	Jun'14	Var.%
Argentina, Paraguay and Uruguay	581	588	-1.3%	583	-0.4%
Austria & CEE	4,509	4,458	1.1%	4,215	7.0%
Brazil	36,516	36,346	0.5%	34,503	5.8%
Central America & Caribbean	7,189	7,084	1.5%	6,749	6.5%
Chile	1,229	1,224	0.4%	1,222	0.5%
Colombia	5,583	5,471	2.1%	5,050	10.6%
Ecuador	368	357	3.3%	333	10.7%
Mexico	21,606	21,554	0.2%	22,257	-2.9%
Peru	1,289	1,257	2.6%	1,148	12.4%
Total RGUs	78,870	78,339	0.7%	76,059	3.7%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

Whereas at the start of the second quarter the U.S. economy seemed to have hit a soft patch, subsequent economic data point to its having been short lived.  The Fed continues to affirm that they expect their first interest rate increase in years to take place in 2015, with market expectations centering in a September move.  Against this backdrop we are seeing a mixed bag of economic indicators throughout Latin America, with Mexico’s economy appearing to be gaining momentum—retail sales have exceeded expectations—, Brazil’s continuing to go deeper into negative territory, Colombia assimilating the blow to the economy from the drop in oil prices and the rest of the region experiencing relatively stable, albeit decelerating, economic growth.

América Móvil consolidated revenues totaled 220 billion pesos in the second quarter, bringing to 440 billion pesos the cumulative number through June.  EBITDA of 68.3 billion pesos—136.6 billion through June—was down 5.0% year-on-year, as the EBITDA margin declined from 32.6% to 31.1%.  At constant exchange rates service revenues were slightly down in the period, -0.5%, while EBITDA came down by 3.1%.

Service revenues continued their trend. In Central America and the Caribbean they maintained a stable growth rate, in the South American block they experienced a solid, though declining, expansion, in Europe they are trending up and in Mexico growth rates kept coming down, but seem to be stabilizing.

Our operating profits reached 36.3 billion pesos and were up 2.2% from the year-earlier quarter. Depreciation and amortization charges were down 11.9% year-on-year, as the prior year Telekom Austria had registered an impairment of its Bulgarian investments. Our comprehensive financing costs, 11.0 billion pesos, were down 23.9% from the year before.

Our net profit totaled 14.0 billion pesos. It was equivalent to 21 peso cents per share or 27 dollar cents per ADR.

América Móvil’s Income Statement (IFRS) Pro-forma* Millions of Mexican pesos
	2Q15	2Q14	Var.%	Jan-Jun 15	Jan-Jun 14	Var.%
Service Revenues	193,808	196,963	-1.6%	387,563	389,592	-0.5%
Equipment Revenues	26,191	23,250	12.6%	52,472	44,051	19.1%
Total Revenues	219,999	220,213	-0.1%	440,035	433,644	1.5%

Cost of Service	66,492	65,985	0.8%	133,504	130,073	2.6%
Cost of Equipment	34,148	33,056	3.3%	68,344	64,295	6.3%
Selling, General & Administrative Expenses	49,310	47,141	4.6%	98,073	92,778	5.7%
Others	1,715	2,131	-19.5%	3,533	4,142	-14.7%
Total Costs and Expenses	151,666	148,313	2.3%	303,454	291,287	4.2%

EBITDA	68,333	71,899	-5.0%	136,581	142,356	-4.1%
% of Total Revenues	31.1%	32.6%		31.0%	32.8%
Depreciation & Amortization	31,988	36,324	-11.9%	62,521	66,389	-5.8%
EBIT	36,346	35,575	2.2%	74,060	75,968	-2.5%
% of Total Revenues	16.5%	16.2%		16.8%	17.5%

Net Interest Expense	5,614	7,523	-25.4%	11,940	13,897	-14.1%
Other Financial Expenses	-7,541	10,055	-175.0%	-7,484	12,945	-157.8%
Foreign Exchange Loss	12,935	-3,120	n.m.	30,768	-3,199	n.m.
Comprehensive Financing Cost (Income)	11,008	14,458	-23.9%	35,224	23,644	49.0%
Income & Deferred Taxes	10,108	5,664	78.5%	14,505	22,215	-34.7%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	15,229	15,453	-1.4%	24,330	30,109	-19.2%

Equity Participation in Results of Affiliates**	-1,395	-835	-67.1%	-1,389	-863	-60.9%
Minority Interest	213	2,103	-89.8%	-666	1,690	-139.4%
Net Income	14,048	16,721	-16.0%	22,276	30,936	-28.0%
* All periods include Telekom Austria Group results pro-forma ** Includes KPN n.m. Not meaningful

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Jun '15	Dec '14	Var.%		Jun '15	Dec '14	Var%
Current Assets				Current Liabilities
Cash & Securities	118,610	66,474	78.4%	Short Term Debt**	77,482	57,806	34.0%
Accounts Receivable	175,545	168,120	4.4%	Accounts Payable	267,970	254,000	5.5%
Other Current Assets	22,306	17,884	24.7%	Other Current Liabilities	60,649	67,106	-9.6%
Inventories	34,139	35,930	-5.0%		406,101	378,912	7.2%
	350,600	288,408	21.6%

Non Current Assets				Non Current Liabilities
Plant & Equipment	577,815	595,596	-3.0%	Long Term Debt	585,179	545,949	7.2%
Investments in Affiliates	3,155	49,263	-93.6%	Other Liabilities	117,087	118,857	-1.5%
					702,266	664,806	5.6%
Deferred Assets
Goodwill (Net)	139,412	140,903	-1.1%
Intangible Assets	101,134	95,009	6.4%	Shareholder's Equity	181,186	234,639	-22.8%
Deferred Assets	117,437	109,177	7.6%

Total Assets	1,289,552	1,278,357	0.9%	Total Liabilities and Equity	1,289,552	1,278,357	0.9%
* Results include Telekom Austria Pro-forma. ** Includes current portion of Long Term Debt.

Net debt increased 6.8 billion pesos from December. This figure reflects the reclassification in May of our investment in KPN from a long-term investment valued at cost to an “available for sale” asset also valued at cost. As such, the shares are now included in the cash and securities item line at our carrying cost of 39.5 billion pesos, which is deducted from gross debt to come up with the net debt figure. It must be said that the carrying cost is lower than the market value of the shares which was 51.4 billion pesos at the end of June. In the first half of the year capital expenditures reached 70.9 billion pesos and our share buy-backs 23.1 billion.

Financial Debt of América Móvil* Millions of U.S. dollars equivalent
	Dec-14	Jun-15
Peso - denominated debt	5,783	6,299
Bonds and other securities	5,762	5,377
Banks and others	21	922
U.S. Dollar - denominated debt	16,026	15,222
Bonds and other securities	15,727	12,670
Banks and others	299	2,552
Debt denominated in other currencies	18,712	20,661
Bonds and other securities	17,657	19,760
Banks and others	1,055	901
Total Debt	40,521	42,182
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. *Pro-forma

Mexico

Mexico is undergoing a major change in the telecommunications sector with the entrance of a new and strong competitor in the mobile space and the continued expansion of cable operators offering triple-play packages. Voice revenues have declined significantly on both platforms, in line with the world tendency towards a greater use of data services. Ten years ago, Telmex’ voice revenues totaled the equivalent of 9.2 billion U.S. dollars; this year they will represent approximately one third of that (3.0 billion U.S. dollars), a continuous decline that has lasted several years.

We are now three players in the mobile sector, all of us with spectrum, distribution, technology and capital. The new player has replaced two weak players that had sharply limited themselves. Their lack of investment is evident in the pricing at which those companies were sold to the new entrant.  Now the principal objective of the Telecoms Reform has been achieved: to increase the level of effective competition in the telecom sector, which is now made up of strong and experienced global players with both the capacity and willingness—we hope—to invest for the long term; a strong and preponderant player in content, open broadcast and PayTV capable of offering triple play services through its cable and DTH networks; local operators focused on fixed-broadband services capable of structuring their own triple-play packages; and a good number of new MVNOs (Mobile Virtual Network Operators).

Greater investment in the sector and more competition will bring about more penetration and new plans for the benefit of Mexican consumers. We will lead the integration of the Mexico and U.S.A. telecoms market, one with 440 million POPs . Our main competitor has the highest share in this market with around 130 million mobile customers and approximately 46.2 million RGUs, excluding their Direct TV clients.

Today we announced our “Sin Fronteras” Plan (“No Borders Plan”). With this plan our postpaid customers will be able to make calls from Mexico to the U.S that will be charged as a local call, with no long distance charges, while in the U.S. our clients will be able to use the minutes, SMS and data under their plans as if they were in Mexico, with no roaming charges. All postpaid subscribers are eligible to  get this plan which is priced at 50 pesos (3.17 dollars), including taxes.

In the second quarter we added 559 thousand mobile clients in Mexico of which 293 thousand were postpaid subscribers, to finish June with 72.6 million clients, 1.9% more than a year before. On the fixed-line platform we added 52 thousand RGUs, which took us to 21.6 million RGUs, down from 22.3 million in June 2014.

Our revenues were down 2.4% in the quarter from the year-earlier quarter to 68.1 billion pesos, with service revenues declining 7.5%. Voice revenues plummeted on both platforms: -19.2% on the fixed-line platform; -14.6% on the mobile one.  Data revenues expanded 2.9% and 4.4% on the mobile and fixed-line platforms respectively helping partly offset the reduction in voice revenues.

Second quarter EBITDA came in at 28.2 billion pesos, having come down 7.3% from the year-earlier quarter. Through June EBITDA stood at 56.0 billion pesos, for a 7.5% decline vs. the prior year.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	68,059	69,714	-2.4%	134,621	137,542	-2.1%
Total Service Revenues	55,343	59,810	-7.5%	110,846	118,880	-6.8%
Wireless Revenues	44,906	45,301	-0.9%	88,021	89,221	-1.3%
Service Revenues	33,580	36,709	-8.5%	67,265	73,473	-8.5%
Equipment Revenues	11,144	8,432	32.2%	20,589	15,711	31.0%
Fixed Line and Other Revenues	24,721	26,382	-6.3%	49,657	52,511	-5.4%
EBITDA	28,196	30,403	-7.3%	55,967	60,494	-7.5%
% total revenues	41.4%	43.6%		41.6%	44.0%
EBIT	21,722	24,170	-10.1%	43,065	47,995	-10.3%
%	31.9%	34.7%		32.0%	34.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	72,633	71,282	1.9%
Postpaid	10,522	9,667	8.8%
Prepaid	62,111	61,615	0.8%
MOU	262	270	-2.9%
ARPU (MxP)	155	169	-8.2%
Churn (%)	3.7%	4.8%	(1.0)
Revenue Generating Units (RGUs) *	21,606	22,257	-2.9%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

We ended June with 21.7 million wireless subscribers after net disconnections of 239 thousand clients in the second quarter. On the fixed-line platform we had had 581 thousand fixed RGUs.

Second quarter revenues of 6.7 billion Argentinean pesos were 13.3% greater than in the prior year with wireless service revenues rising 24.0%. Wireless data revenues shot up 32.5% on an annual basis and now represent nearly half of our service revenues, 48.9%. Fixed-line revenues of 426 million Argentinean pesos were up 3.2% year-on-year.

EBITDA of 2.3 billion Argentinean pesos in the quarter was 21.0% greater than in the previous year. The EBITDA margin was equivalent to 34.9% of revenues, 2.3 percentage points higher than in the year-earlier quarter.

On June 24th, we paid the equivalent of 360 million dollars for 30 MHz in the 700 MHz frequency. The new spectrum we have acquired will help us continue with the rollout of our 4GLTE networks in the largest cities of Argentina including Buenos Aires and the greater metropolitan area.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	6,718	5,927	13.3%	13,464	10,970	22.7%
Total Service Revenues	5,418	5,108	6.1%	10,524	8,550	23.1%
Wireless Revenues	6,330	5,548	14.1%	12,683	10,271	23.5%
Service Revenues	5,033	4,058	24.0%	9,747	7,850	24.2%
Equipment Revenues	1,298	1,485	-12.6%	2,935	2,416	21.5%
Fixed Line and Other Revenues	426	412	3.2%	854	774	10.4%
EBITDA	2,342	1,935	21.0%	4,611	3,535	30.4%
% total revenues	34.9%	32.6%		34.2%	32.2%
EBIT	1,866	1,611	15.9%	3,696	2,901	27.4%
%	27.8%	27.2%		27.5%	26.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	21,661	21,903	-1.1%
Postpaid	2,716	2,885	-5.9%
Prepaid	18,946	19,018	-0.4%
MOU	124	136	-8.5%
ARPU (ARP)	77	62	25.1%
Churn (%)	2.7%	2.2%	0.5
Revenue Generating Units (RGUs) *	581	583	-0.4%
* Fixed Line, Broadband and PayTV.

Brazil

We had 71.2 million wireless subscribers at the end of June—3.5% more than a year before—having disconnected 804 thousand prepaid subscribers in the quarter. Our wireless postpaid subscriber base was up 7.7% and it is just shy of 16 million; it represents 26% of the base. On the fixed-line platform we had 36.5 million RGUs, 5.8% more than a year before. We connected 144 thousand new broadband accesses and 138 thousand landlines. On the PayTV segment, we reported net disconnections of 112 thousand ClaroTV satellite units that had past-due balances but on the Net Serviços cable product we continue to register positive numbers.

It is worth mentioning that we are making important efforts to continue to deliver high quality and competitively priced services and to adapt to deteriorating macroeconomic conditions. In the second quarter we generated revenues of 9.1 billion reais, 2.5% above the prior year, with service revenues rising 3.9% and equipment revenues declining 18.5% annually. On the wireless platform, voice revenues came down 18.7% year-on-year as a consequence of the 33% cut in mobile termination rates effective in the first quarter and to a lesser extent to the substitution of voice for value added services and applications which helped data revenues rise 34.4%. On the fixed line platform, broadband revenues were up 10.1% year-on-year and PayTV revenues 8.1%, while voice revenues were down 7.9% as a result of a 16.5% decline in long distance revenues.

Second quarter EBITDA totaled 2.5 billion reais; it was 10.4% higher than in the same quarter of 2014. The EBITDA margin for the period was 27.4%, 1.9 percentage points greater than that of the prior year. For the most part, the improvement in EBITDA is linked to a reduction in the costs of service as our networks have become more efficient in terms of managing data and content, including a substantially reduced demand for other operator’s links on account of the substantial investments in infrastructure we made over the last few years.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	9,095	8,872	2.5%	18,108	17,466	3.7%
Total Service Revenues	8,764	8,465	3.5%	17,443	16,767	4.0%
Wireless Revenues	3,057	3,134	-2.4%	6,092	6,158	-1.1%
Service Revenues	2,732	2,727	0.2%	5,444	5,470	-0.5%
Equipment Revenues	325	398	-18.2%	647	678	-4.6%
Fixed Line and Other Revenues	6,038	5,738	5.2%	12,016	11,308	6.3%
EBITDA	2,493	2,258	10.4%	4,821	4,496	7.2%
% total revenues	27.4%	25.5%		26.6%	25.7%
EBIT	515	460	11.8%	901	960	-6.1%
%	5.7%	5.2%		5.0%	5.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	71,202	68,776	3.5%
Postpaid	15,956	14,812	7.7%
Prepaid	55,246	53,964	2.4%
MOU	100	117	-14.4%
ARPU (BrL)	13	15	-12.6%
Churn (%)	3.4%	3.4%	0.0
Revenue Generating Units (RGUs) *	36,516	34,503	5.8%
* Fixed Line, Broadband and Television

Chile

We added 151 thousand wireless subscribers in the second quarter and finished June with just over six million wireless clients, 3.9% more than a year before. We also had 1.2 million fixed RGUs.

Revenues were up 9.5% relative to the 2014 period with service revenues rising 1.7% year-on-year and equipment revenues jumping 77.9%. On the wireless platform, data revenues expanded 20.4% while wireless voice revenues dropped 13.7%. The annual comparison of both service lines is affected by regulatory changes implemented in the last quarter of 2014 related to the way we account for voice and data revenues from postpaid contracts. On the fixed platform, data revenues increased 22.5% over the year while voice revenues were down 7.5%.

EBITDA declined 25.1% in the quarter to 10.2 billion Chilean pesos; it was equivalent to 5.3% of revenues.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	192,993	176,238	9.5%	370,380	358,472	3.3%
Total Service Revenues	160,762	158,117	1.7%	319,220	320,048	-0.3%
Wireless Revenues	131,056	117,712	11.3%	247,970	242,723	2.2%
Service Revenues	98,945	99,653	-0.7%	197,069	204,537	-3.7%
Equipment Revenues	32,232	18,122	77.9%	51,160	38,424	33.1%
Fixed Line and Other Revenues	67,057	60,663	10.5%	132,504	120,263	10.2%
EBITDA	10,217	13,632	-25.1%	21,108	24,789	-14.8%
% total revenues	5.3%	7.7%		5.7%	6.9%
EBIT	-41,723	-32,408	-28.7%	-81,049	-69,067	-17.3%
%	-21.6%	-18.4%		-21.9%	-19.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	6,005	5,781	3.9%
Postpaid	1,428	1,358	5.2%
Prepaid	4,577	4,423	3.5%
MOU	159	176	-9.8%
ARPU (ChP)	5,626	6,180	-9.0%
Churn (%)	5.4%	5.3%	0.1
Revenue Generating Units (RGUs) *	1,229	1,222	0.5%
* Fixed Line, Broadband and Television

Colombia

Our wireless subscriber base finished June with 29.4 million clients after net disconnections of 464 thousand clients in the second quarter. On the fixed-line platform we had 5.6 million clients—10.6% more than a year before—including 1.9 million broadband accesses, up 17.4%, and 1.5 million landlines, 15.3% more than a year before.

Our second quarter revenues were slightly lower than last year’s at 2.8 trillion Colombian pesos, but service revenues declined 5.7% from the year-earlier quarter reflecting negative trends in the wireless segment, which has become more competitive. The decline in service revenues was brought about by a 22.5% fall in wireless voice revenues—with prices falling 22.8%—that more than offset solid revenue growth in all other business lines: 18.5% in mobile data; 17.0% in PayTV and 10.0% in fixed-data. Our clients are migrating to more competitive plans as a result of regulatory changes related to the elimination of mandatory contract duration terms and also as a result of weaker economic conditions in the country.

EBITDA came down 6.2% to 1.1 trillion Colombian pesos and was equivalent to 38.6% of revenues.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	2,797	2,806	-0.3%	5,651	5,578	1.3%
Total Service Revenues	2,233	2,368	-5.7%	4,585	4,759	-3.7%
Wireless Revenues	2,153	2,225	-3.2%	4,381	4,432	-1.2%
Service Revenues	1,577	1,780	-11.4%	3,291	3,597	-8.5%
Equipment Revenues	564	438	28.9%	1,066	819	30.2%
Fixed Line and Other Revenues	658	582	13.1%	1,297	1,143	13.5%
EBITDA	1,080	1,152	-6.2%	2,202	2,264	-2.7%
% total revenues	38.6%	41.0%		39.0%	40.6%
EBIT	688	807	-14.8%	1,433	1,558	-8.0%
%	24.6%	28.8%		25.4%	27.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers* (thousands)	29,370	29,109	0.9%
Postpaid	5,811	5,833	-0.4%
Prepaid	23,559	23,276	1.2%
MOU	209	214	-2.5%
ARPU (COP)	17,682	20,359	-13.1%
Churn (%)	4.3%	4.0%	0.3
Revenue Generating Units (RGUs)**	5,583	5,050	10.6%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television

Ecuador

Our wireless subscriber base finished June with 9.9 million clients—18.8% below last year—after net disconnections of 582 thousand subscribers that were not generating traffic. Our postpaid subscriber base was up 1.2% over the year and reached 2.4 million. Our fixed RGUs were 10.7% above the prior year at 368 thousand.

We generated revenues of 406 million dollars in the second quarter, 6.5% below the precedent year. Wireless voice revenues dropped 11.9% as a result of aggressive airtime promotions implemented in the quarter that brought the average revenue per minute of voice down 12.6% in an annual basis. Data revenues declined 3.0% year-on-year. Fixed line revenues increased 2.6% annually.

Second quarter EBITDA of 173 million dollars came down 10.1% relative to last year’s period on account of the decline in wireless revenues and an increase in subscriber acquisition and retention costs. The EBITDA margin for the period stood at 42.6%.

We are in the process of testing our 4GLTE networks to be launched in the main cities in Ecuador. Our new platform will enable us to be more competitive in certain segments of the market offering higher data speeds and new value added services.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	406	434	-6.5%	816	859	-5.0%
Total Service Revenues	354	379	-6.6%	717	757	-5.3%
Wireless Revenues	393	421	-6.7%	789	833	-5.3%
Service Revenues	342	366	-6.8%	692	731	-5.4%
Equipment Revenues	51	55	-6.4%	98	102	-4.0%
Fixed Line and Other Revenues	16	16	2.6%	32	31	4.1%
EBITDA	173	193	-10.1%	349	391	-10.8%
% total revenues	42.6%	44.4%		42.7%	45.5%
EBIT	121	145	-16.2%	247	293	-15.6%
%	29.9%	33.3%		30.3%	34.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	9,923	12,226	-18.8%
Postpaid	2,433	2,404	1.2%
Prepaid	7,490	9,822	-23.7%
MOU	184	149	23.8%
ARPU (US$)	11	10	11.3%
Churn (%)	5.5%	2.6%	2.9
Revenue Generating Units (RGUs) *	368	333	10.7%
* Fixed Line, Broadband and Television

Peru

Our wireless subscriber base finished June with 12.4 million wireless subscribers, 2.4% more than in the same period of the prior year, while our postpaid base grew 7.3%. On the fixed platform, we had 1.3 million RGUs, 12.4% more than a year before, with the fixed broadband division rising 26.8%.

We obtained revenues of 1.3 billion soles, 0.4% more than a year before with service revenues rising 1.0%. The average price per minute of voice dropped 11.2% year on year—as a result of aggressive promotions in the wireless market along with a 63% cut in termination rates effective April 1st—bringing voice revenues down 10%. Wireless data revenues, on the other hand, posted an annual growth of 14.7%. On the fixed platform, data revenues jumped 20.3% over the prior year, PayTV revenues were up 9.6% and voice revenues remained flat.

EBITDA dropped 33.1% relative to last year’s to 329 million soles. The EBITDA margin for the period declined sharply and stood at 25.4% of revenues. The deterioration of the quarter’s EBITDA is linked to an important increase in subscriber acquisition and retention costs—partly linked to the depreciation of the Peruvian sol—and to the negative impact of the termination rate cut.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	1,296	1,290	0.4%	2,654	2,555	3.8%
Total Service Revenues	1,136	1,125	1.0%	2,333	2,238	4.2%
Wireless Revenues	1,102	1,117	-1.4%	2,270	2,216	2.4%
Service Revenues	935	948	-1.4%	1,940	1,892	2.5%
Equipment Revenues	158	163	-3.1%	316	312	1.4%
Fixed Line and Other Revenues	194	173	12.2%	384	340	13.0%
EBITDA	329	492	-33.1%	728	973	-25.2%
% total revenues	25.4%	38.1%		27.4%	38.1%
EBIT	175	342	-48.8%	424	675	-37.2%
%	13.5%	26.5%		16.0%	26.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	12,370	12,086	2.4%
Postpaid	3,935	3,669	7.3%
Prepaid	8,435	8,417	0.2%
MOU	153	135	13.0%
ARPU (Sol)	25	26	-3.9%
Churn (%)	4.7%	4.5%	0.2
Revenue Generating Units (RGUs) *	1,289	1,148	12.4%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Altogether, our operations in the Central America-Caribbean block finished June with 27.1 million access lines including 19.9 million wireless subscribers and 7.2 million fixed RGUs. We added 448 thousand wireless subscribers—a fourth of which were postpaid— bringing our sub base up 4.5% over the end of 2014. On the fixed platform, we gained 104 thousand new RGUs for an annual increase of 6.5%.

Revenues topped one billion dollars, exceeding by 2.0% those of the year-earlier quarter. At constant exchange rates, service revenues were up 2.9% on the back of data revenue growth which was up 15.1% on the wireless platform and 5.8% on the fixed, and PayTV revenues that expanded 11.7%. Wireless voice revenues declined 2.8% relative to last year’s dragged by a sharp decline in Puerto Rico, whereas wireline voice revenues dropped 5.2% as we continue to experience a deceleration of both local and long distance traffic in the region overall.

EBITDA of 344 million dollars came in 3.0% above last year’s and was equivalent to 34.3% of revenues, climbing 0.3 percentage points in the last twelve months. Our operations in Central America have become more efficient in terms of cost controls allowing for an 18.1% increase in EBITDA.

INCOME STATEMENT (IFRS) - Central America and The Caribbean Millions of Dollars
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	1,003	983	2.0%	2,000	1,954	2.4%
Total Service Revenues	948	933	1.7%	1,893	1,855	2.0%
Wireless Revenues	612	587	4.2%	1,219	1,168	4.3%
Service Revenues	560	543	3.2%	1,120	1,082	3.5%
Equipment Revenues	51	44	16.9%	98	87	13.5%
Fixed Line and Other Revenues	394	398	-1.0%	787	789	-0.3%
EBITDA	344	334	3.0%	659	652	1.0%
% total revenues	34.3%	34.0%		32.9%	33.4%
EBIT	108	85	26.1%	194	150	29.4%
%	10.7%	8.7%		9.7%	7.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and The Caribbean Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	19,914	20,034	-0.6%
Postpaid	3,664	3,276	11.8%
Prepaid	16,250	16,758	-3.0%
MOU	221	188	17.7%
ARPU (US$)	10	8	20.3%
Churn (%)	5.0%	9.6%	(4.6)
Revenue Generating Units (RGUs) *	7,189	6,749	6.5%
* Fixed Line, Broadband and Television

United States

We ended June with 25.7 million clients, 0.8% more than a year before. Our Lifeline product, SafeLink showed solid growth in the quarter and our new brand Total Wireless appears to be gaining more traction.

Second quarter revenues of 1.7 billion dollars were down 1.2% as a result of a decline in equipment revenues of 19.8%. Service revenues were almost flat, at 0.4% year-on-year.

Our EBITDA for the quarter totaled 197 million dollars; down 5.2% from the year before as a result of higher subscriber acquisition costs.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	1,691	1,711	-1.2%	3,506	3,370	4.0%
Service Revenues	1,581	1,576	0.3%	3,154	3,041	3.7%
Equipment Revenues	109	135	-19.8%	352	329	7.1%
EBITDA	197	208	-5.2%	411	426	-3.5%
% total revenues	11.7%	12.2%		11.7%	12.6%
EBIT	185	199	-6.9%	388	409	-5.1%
%	11.0%	11.6%		11.1%	12.1%

United States Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	25,713	25,519	0.8%
MOU	522	547	-4.6%
ARPU (US$)	21	21	-0.1%
Churn (%)	4.7%	4.5%	0.2

Telekom Austria Group

We finished June with 24.5 million access lines, 1.7% more than a year before. Our wireless subscriber base topped 20 million clients, up 0.6% year-on-year, driven by the growth of Bulgaria and Serbia with our postpaid base increasing 2.2%. On the fixed segment, RGUs were up 7.0% to 4.5 million reflecting the acquisition of Blizoo Macedonia and solid growth in Bulgaria and Croatia.

Our second quarter revenues increased 1.8% from a year before and were just above one billion euros. In Austria, revenues grew 6.0% annually, in spite of a negative extraordinary effect of 28.2 million euros in the quarter. On the other hand, the revenues of our operations in Eastern Europe declined on the back of strong competition in Bulgaria, MTR cuts in Croatia and the depreciation of Belarusian ruble vs the euro.

At 322 million euros, the period’s EBITDA was 7.0% higher than that of a year before on the back of strict cost controls and overall improvements in Austria. The EBITDA margin stood at 32.0% in the quarter, 1.5 percentage points above last year’s.

INCOME STATEMENT (IFRS) - Telekom Austria Group Millions of Euros
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Total Revenues	1,003	986	1.8%	2,003	1,978	1.3%
Wireless Revenues	656	688	-4.7%	1,311	1,332	-1.6%
Service Revenues	562	595	-5.7%	1,098	1,156	-5.0%
Equipment Revenues	73	70	4.4%	148	138	8.0%
Fixed Line and Other Revenues	348	297	16.9%	692	646	7.2%
EBITDA	322	300	7.0%	656	613	7.1%
% total revenues	32.0%	30.5%		32.8%	31.0%
EBIT	121	-261	146.4%	261	-163	259.7%
%	12.1%	-26.4%		13.0%	-8.3%

Telekom Austria Group Operating Data (IFRS)
	2Q15	2Q14	Var.%
Wireless Subscribers (thousands)	20,005	19,878	0.6%
Postpaid	14,244	13,938	2.2%
Prepaid	5,761	5,940	-3.0%
MOU	305	303	0.6%
ARPU (Euros)	9	10	-6.2%
Churn (%)	1.8%	1.9%	(0.1)
Revenue Generating Units (RGUs) *	4,509	4,215	7.0%
* Fixed Line, Broadband and Television

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.
ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.
Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.
Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.
EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.
EBIT margin	The ratio of EBIT to total operating revenue.
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.
EBITDA margin	The ratio of EBITDA to total operating revenue.
EDGE	Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.
EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.
Earnings per ADR (US$)	Total earnings in U. S. dollars divided by total ADRs equivalent.
Equity subscribers	Subscribers weighted by the economic interest held in each company.
GSM	Global System for Mobile communications. It is the world s leading and fastest growing mobile standard.
GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.
Gross additions	Total number of subscribers acquired during the period.
Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
Market share	A company s subscriber base divided by the total number of subscribers in that country.
MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
Net debt	Total short and long term debt minus cash and marketable securities.
Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.
Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.
Push-to-talk	Enables compatible mobile phones to function like two-way radios.
SMS	Short Message Service.
SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
Mexico
EoP	15.57	13.03	19.5%	15.57	13.03	19.5%
Average	15.31	13.01	17.7%	15.12	13.12	15.3%
Brazil
EoP	3.10	2.20	40.9%	3.10	2.20	40.9%
Average	3.07	2.23	37.9%	2.97	2.30	29.3%
Argentina
EoP	9.09	8.13	11.7%	9.09	8.13	11.7%
Average	8.95	8.05	11.1%	8.82	7.84	12.6%
Chile
EoP	639	553	15.6%	639	553	15.6%
Average	618	554	11.6%	621	553	12.4%
Colombia
EoP	2,585	1,881	37.4%	2,585	1,881	37.4%
Average	2,500	1,914	30.6%	2,483	1,960	26.7%
Guatemala
EoP	7.62	7.78	-2.0%	7.62	7.78	-2.0%
Average	7.68	7.76	-1.1%	7.66	7.77	-1.5%
Honduras
EoP	22.06	21.12	4.4%	22.06	21.12	4.4%
Average	22.09	20.98	5.2%	21.99	20.90	5.2%
Nicaragua
EoP	27.25	25.95	5.0%	27.25	25.95	5.0%
Average	27.08	25.79	5.0%	26.92	25.64	5.0%
Costa Rica
EoP	541	549	-1.4%	541	549	-1.4%
Average	540	558	-3.2%	541	545	-0.9%
Peru
EoP	3.18	2.80	13.7%	3.18	2.80	13.7%
Average	3.14	2.79	12.6%	3.10	2.80	10.7%
Paraguay
EoP	5,184	4,388	18.1%	5,184	4,388	18.1%
Average	5,051	4,418	14.3%	4,902	4,472	9.6%
Uruguay
EoP	27.07	22.93	18.1%	27.07	22.93	18.1%
Average	26.59	22.94	15.9%	25.69	22.57	13.8%
Dominican Republic
EoP	44.98	43.54	3.3%	44.98	43.54	3.3%
Average	44.88	43.35	3.5%	44.83	43.26	3.6%
Austria & CEE
EoP	0.90	0.73	22.8%	0.90	0.73	22.8%
Average	0.90	0.73	23.9%	0.90	0.73	22.8%

	2Q15	2Q14	Var.%	Jan - Jun 15	Jan - Jun 14	Var.%
USA
EoP	0.06	0.08	-16.3%	0.06	0.08	-16.3%
Average	0.07	0.08	-15.1%	0.07	0.08	-13.2%
Brazil
EoP	0.20	0.17	17.9%	0.20	0.17	17.9%
Average	0.20	0.17	17.2%	0.20	0.18	12.2%
Argentina
EoP	0.58	0.62	-6.5%	0.58	0.62	-6.5%
Average	0.58	0.62	-5.6%	0.58	0.60	-2.3%
Chile
EoP	41.0	42.4	-3.2%	41.0	42.4	-3.2%
Average	40.4	42.6	-5.2%	41.1	42.1	-2.5%
Colombia
EoP	166.1	144.3	15.0%	166.1	144.3	15.0%
Average	163.3	147.1	11.0%	164.2	149.3	9.9%
Guatemala
EoP	0.49	0.60	-17.9%	0.49	0.60	-17.9%
Average	0.50	0.60	-16.0%	0.51	0.59	-14.5%
Honduras
EoP	1.42	1.62	-12.6%	1.42	1.62	-12.6%
Average	1.44	1.61	-10.6%	1.45	1.59	-8.7%
Nicaragua
EoP	1.75	1.99	-12.1%	1.75	1.99	-12.1%
Average	1.77	1.98	-10.8%	1.78	1.95	-8.9%
Costa Rica
EoP	34.75	42.10	-17.5%	34.75	42.10	-17.5%
Average	35.23	42.87	-17.8%	35.76	41.57	-14.0%
Peru
EoP	0.20	0.21	-4.8%	0.20	0.21	-4.8%
Average	0.21	0.21	-4.4%	0.21	0.21	-3.9%
Paraguay
EoP	333.0	336.7	-1.1%	333.0	336.7	-1.1%
Average	329.8	339.7	-2.9%	324.2	340.8	-4.9%
Uruguay
EoP	1.74	1.76	-1.2%	1.74	1.76	-1.2%
Average	1.74	1.76	-1.5%	1.70	1.72	-1.2%
Dominican Republic
EoP	2.89	3.34	-13.5%	2.89	3.34	-13.5%
Average	2.93	3.33	-12.1%	2.96	3.30	-10.1%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer